EXHIBIT 99.1

B COMMUNICATIONS LTD.
2 Dov Friedman Street
Ramat Gan 52503, Israel
_____________________

NOTICE OF 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We cordially invite you to the 2013 Annual General Meeting of Shareholders to be held on Thursday, June 13, 2013 at 10:30 a.m. (Israel time) at our offices at 2 Dov Friedman Street, Ramat Gan 52503, Israel.  At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	To reelect three directors, to hold office until our next annual general meeting of shareholders.

2.	To approve a bonus payment to our chief executive officer for his services in 2012.

3.
To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2013, and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2012 will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on May 7, 2013 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely, Shaul Elovitch Chairman of the Board of Directors

May 9, 2013

B COMMUNICATIONS LTD.
2 Dov Friedman Street
Ramat Gan 52503, Israel
_____________________

PROXY STATEMENT

2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of B Communications Ltd. to be voted at the 2013 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2013 Annual General Meeting of Shareholders.  The Meeting will be held at 10:30 a.m. (Israel time) on Thursday, June 13, 2013, at our offices at 2 Dov Friedman Street, Ramat Gan 52503, Israel.

This Proxy Statement, the attached Notice of 2013 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or before May 9, 2013.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (i) the re-election of three directors, to hold office until our next annual general meeting of shareholders; (ii) the approval of a bonus payment to our chief executive officer for his services in 2012; and (iii) ratification and approval of the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2013, and authorization for our Board of Directors to delegate to the Audit Committee the authority to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.  In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2012 will be reviewed and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director listed in this Proxy Statement and FOR the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.1 per share, as of the close of business on May 7, 2013, are entitled to notice of, and to vote in person or by proxy at, the Meeting.  As of May 7, 2013, the record date for determination of shareholders entitled to vote at the Meeting, there were 29,889,045 outstanding ordinary shares.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  If within half an hour from the time designated for the adjourned Meeting a quorum is not present, any number of shareholders present will constitute a quorum.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. “Broker non-votes” are shares held in a street name by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote because the nominee does not have discretionary voting power with respect to a particular matter and has not received instructions from the beneficial owner on that particular matter. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Rights

Each ordinary share entitles the holder to one vote, except as otherwise described below.  Our Articles of Association require each shareholder that wishes to participate in the Meeting to certify to us prior to the vote, or if the shareholder is voting by proxy, in the proxy card, as to whether or not his or her holdings in our company or his or her vote requires the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Israeli Communications Law (Telecommunications and Broadcasting), 1982, or the Communications Law, or the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israeli Telecommunications Corp., Limited), 5757-1997, or the Communications Order.  If a shareholder does not provide such certification, such shareholder will not be entitled to vote at the Meeting and such shareholder’s vote will not be counted for quorum purposes.

According to our Articles of Association, “Exceptional Holdings” do not entitle the holder to vote such shares at the Meeting.  “Exceptional Holdings” is defined in the Communications Order and our Articles of Association and generally refers to the acquisition of control, means of control or significant influence without the approval required by the Communications Law or the Communications Order.  “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation.  “Significant influence” means the ability to significantly influence the activity of a company, whether alone or together with or through others, directly or indirectly, as a result of holding means of control in that company or in another company, including ability derived from the company’s articles of association, a written, oral or other kind of agreement, or from any other source, excluding solely as a result of the performance of an office holder’s duties in the company.  In this context, holding 25% of the means of control of a company is presumed to confer significant influence.  The control permit issued to us in connection with our acquisition of the controlling interest in Bezeq - The Israeli Telecommunications Corp., or Bezeq, Israel’s largest telecommunications provider (TASE: BZEQ), includes a provision permitting shareholders that are not members of the Eurocom Group to hold up to 15% of our outstanding share capital, subject to certain conditions set forth in the control permit.  An English translation of the relevant provision in our control permit may be viewed on our website at www.bcommunications.co.il.

Majority Vote Standard

An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indication from our principal shareholder, Internet Gold - Golden Lines Ltd., or Internet Gold, which beneficially owns approximately 79.94% of our issued and outstanding ordinary shares, that it presently intends to vote for all of the nominees for director and in favor of the other Items to be acted upon at the Meeting.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting Results of the Annual General Meeting

We will publish the final results in a Form 6-K filed with the SEC promptly following the Annual General Meeting.  You may obtain a copy of the Form 6-K through any of the following means:

•	reviewing our SEC filings under the heading “SEC Filings” within the Investors section of our website at www.bcommunications.co.il; or

•
reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov or through the Tel-Aviv Stock Exchange filings at www.tase.co.il or through the Tel-Aviv Stock Exchange filings at http://www.magna.isa.gov.il/.

Security Ownership of Certain Beneficial Owners and Management

As of May 7, 2013, Internet Gold, our controlling shareholder, held of record 23,891,997, or 79.94%, of our outstanding ordinary shares. Eurocom Communications Ltd., or Eurocom Communications, the controlling shareholder of Internet Gold, holds 78.97% of its ordinary shares.  As of May 7, 2013, Eurocom Communications is 50.33% owned by Eurocom Holdings and 49% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Mr. Shaul Elovitch holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares. Mr. Shaul Elovitch also serves as the chairman of the board of directors of Internet Gold, Eurocom Communications and Eurocom Holdings. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares beneficially owned by Eurocom Communications.

The following table sets forth certain information as of May 7, 2013, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)

Internet Gold	23,891,997	79.94%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 29,889,045 ordinary shares outstanding (not including 19,230 shares held as treasury stock) as of May 7, 2013.

None of our directors and executive officers beneficially owns any of our ordinary shares, other than Mr. Shaul Elovitch, the chairman of our board of directors, who is deemed to beneficially own 23,891,997, or 79.95%, of our ordinary shares as of such date through his controlling interest in Eurocom Communications (based on 29,889,045 ordinary shares that were outstanding as of such date, excluding 19,230 ordinary shares held as treasury stock), Mr. Or Elovitch, a director who owns 7,555 of our ordinary shares and Mr. Doron Turgeman, our Chief Executive Officer, who owns 12,555 of our ordinary shares.  Mr. Shaul Elovitch may also be deemed to be the beneficial holder of an additional 3,177 of our ordinary shares held of record by his wife, Mrs. Iris Elovitch and 26,893 ordinary shares of Internet Gold held of record by Mrs. Iris Elovitch. In addition, 10,650 shares of Internet Gold are held by other family members of Mr. Shaul Elovitch.

I.  RE-ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Our articles of association provide that our Board of Directors may consist of no less than two and no more than ten members.  Our directors, other than our outside directors (within the meaning of the Israeli Companies Law-1999, or the Israeli Companies Law), are elected at each annual meeting of shareholders.  Our board of directors may temporarily fill vacancies in the board until the next general meeting at which directors are elected, provided that the total number of directors does not exceed the maximum number permitted under our articles of association.  All the members of our Board of Directors may be reelected upon completion of their term of office (except the outside directors, whose reelection is governed by the Israeli Companies Law and regulations promulgated under the Israeli Companies Law).

At the Meeting, shareholders are being asked to reelect Mr. Shaul Elovitch, Mr. Or Elovitch and Ms. Anat Winner, our current directors who are not outside directors, to hold office until our next Annual General Meeting of Shareholders and until their successors are elected and qualified.  All of the directors standing for reelection at the Meeting were elected to serve in such capacity by our shareholders at our 2012 Annual General Meeting of Shareholders.

As required by Israeli law, each of the director nominees named below has declared in writing that: (i) he or she possesses the requisite skills and expertise, as well as sufficient time, to perform his/her duties as a director of our company; (ii) he or she was not convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the declaration: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422 -428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iii) he or she is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law that prohibits him or her from serving as a director; and (iv) he or she has not been declared bankrupt or incompetent.  Such declarations are available for review at our registered office.

In addition, in accordance with the requirements of the Israeli Companies Law, Ms. Winner has declared in writing that she qualifies as an “independent director” within the meaning of the Israeli Companies Law.

The board of directors of an Israeli public company is required to determine that at least one or more directors will have “accounting and financial expertise,” as defined by regulations promulgated under the Israeli Companies Law.  Our Board of Directors determined, accordingly, that at least two directors must have “accounting and financial expertise.”  Our Board of Directors has further determined that Mr. Shaul Elovitch, Mr. Moshe Rosenthal and Ms. Anat Winner have the requisite “accounting and financial expertise.”

We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules, since Internet Gold holds more than 50% of our voting power.  As such, we are exempt from the NASDAQ Stock Market Rules requirement that a majority of a company’s board of directors qualify as independent directors within the meaning of the NASDAQ Stock Market Rules.  Instead, we follow Israeli law and practice, in accordance with which we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors.  We are also exempt from the NASDAQ Stock Market Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which our directors are proposed by the board of directors and elected by the shareholders, unless otherwise provided in a company’s articles of association.  Our articles of association do not provide otherwise.

Our Audit Committee and Board of Directors have determined to pay our non-employee directors and outside directors compensation equal to the minimum statutory amount for companies of our size set forth from time to time in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses of an Outside Director), 5760-2000.  As a result, if elected as a director, Ms. Winner will be entitled to such compensation during the duration of her service as a director, which is currently an annual fee of NIS 58,500 (currently equivalent to approximately $15,394) and a per meeting attendance fee of NIS 2,060 (currently equivalent to approximately $530). In addition, Ms. Winner will be entitled to NIS 1,030 (currently equivalent to approximately $265) for each written resolution or attendance at a telephone meeting of the board. Such director compensation is exempt from shareholder approval in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions), 5760-2000, unless one or more shareholders holding at least 1% of our issued and outstanding shares or voting rights objects to the relief from the shareholder approval requirement, provided that such objection is submitted to us in writing not later than 14 days from the date that we submit a report in accordance with the Israeli Securities Law, 5768-1968 regarding the adoption of the proposed resolutions.

Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held.

Shaul Elovitch has served as the chairman of our board of directors since March 2000 and as chairman of Internet Gold since its inception in 1992.  Mr. Elovitch is the controlling shareholder of Eurocom Communications and its affiliated companies, one of Israel’s largest private communications groups.  Mr. Elovitch has served as the chairman of the board of directors of Eurocom Holdings (1979) Ltd. and Eurocom Communications, the parent company of Internet Gold, since 1985.  Mr. Elovitch also serves as the chairman of the board of directors of Bezeq and as a director of various companies within the Bezeq Group.  Mr. Elovitch also serves as a member of the board of directors of Space Communications Ltd., Satcom Systems Ltd., E.G.R.E. Ltd and other companies in the Eurocom Group.

Or Elovitch has served as a director since March 2012.  Mr. Elovitch served as the chief executive officer of Eurocom Communications, our controlling shareholder through its controlling interest in our parent company, Internet Gold - Golden Lines Ltd., since August 2011.  Prior thereto and since 2006, Mr. Elovitch served as Eurocom’s Executive Vice President of Business Affairs and Investments. Mr. Elovitch also serves as the chairman of the board of directors of Space Communication Ltd. and Enlight Renewable Energy Ltd., publicly traded companies (Tel Aviv Stock Exchange) within the Eurocom Group. Mr. Elovitch also serves as a director in various companies within the Eurocom Group, such as Bezeq and certain of its subsidiaries. Mr. Elovitch holds a B.A. degree in Business Administration from The College of Management, Tel Aviv and an M.B.A. degree from Baruch College of The City University of New York. Mr. Elovitch is the son of Mr. Shaul Elovitch, the  chairman of our Board of Directors.

Anat Winner has served as a director of our company since October 2007 and is a member of our audit committee.  She has served as a director of Internet Gold since August 2001 and is a member of its audit committee.  Ms. Winner also serves as a member of the board of directors of Satcom Systems Ltd. since November 2011.  Ms. Winner has been self employed as a business advisor since July 2003 and served as a director of Magal Security Systems Ltd., publicly traded on the NASDAQ Global Select Market and TASE from 2003 to 2010.  From October 2001 to July 2003, Ms. Winner served as chief executive officer and chief financial officer of Israel News Ltd.  From 1999 to October 2001, Ms. Winner served as chief financial officer of DBS.  Ms. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant (Israel) since 1986.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors.  Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as directors the nominees named above.

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

BOARD OF DIRECTORS AND COMMITTEES

Board of Directors

According to the Israeli Companies Law and our articles of association, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and take all actions that are not specifically granted to our shareholders. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our chief executive officer and the board of directors. Executive officers are appointed by and serve at the discretion of our board of directors, subject to any applicable agreements.

Outside Directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors. The outside directors must meet certain statutory requirements of independence.

At least one of the outside directors must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

The outside directors are elected for their first term of office by shareholders at a general meeting, provided that either:

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The majority of shares voting on the matter (not including abstentions), including at least a majority of the shares of the non-controlling shareholders (and of shareholders who do not have a personal interest in the election of the outside director as a result of their relationship with the controlling shareholder) voting on the matter, vote in favor of the outside director; or

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The majority of shares voting on the matter (not including abstentions) vote in favor of the outside director and the total number of ordinary shares held by non-controlling shareholders (and of shareholders who do not have a personal interest in the election of the outside director as a result of their relationship with the controlling shareholder) that voted against the election of the outside director does not exceed 2% of all of the voting rights in the company.

In general, outside directors serve for a three-year term and may be reelected to two additional three-year terms if one of the following conditions is met:

●
One or more shareholders holding at least 1% of the voting rights in the company nominated the outside director for an additional term of office and the appointment was approved by a majority of the shares voting on the matter, not including votes of controlling shareholders or shareholders who have a personal interest in the election of the outside director as a result of their relationship with the controlling shareholder; and provided that the total number of shares held by non-controlling persons and by persons who have no personal interest in the appointment of the outside director as a result of their relationship with the controlling shareholder, who voted in favor of the election of the nominee, exceeds 2% of the voting rights in the company; or

●
The board of directors proposed the nominee for an additional term of office, and the election was approved by the general meeting of shareholders by the majority required for the election of an outside director for a first term of office, as described above.

Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company. If an outside directorship becomes vacant, the board of directors is required under the Israeli Companies Law to convene a shareholders meeting immediately to appoint a new outside director.

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director, and the audit committee and compensation committee must include all the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Our outside directors are Ms. Debbie Saperia and Mr. Moshe Rosenthal.  Ms. Saperia serves as an outside director pursuant to the provisions of the Israeli Companies Law for a second three-year term until November 2013. Mr. Rosenthal serves as an outside director for an initial three-year term until November 2013. Ms. Saperia has “professional qualification,” and Mr. Rosenthal has “accounting and financial expertise,” as such terms are defined under the Israeli Companies Law. For more information about our outside directors and their resumes, see Item 6A – “Directors, Senior Management and Employees – Directors and Senior Management” of our annual report for the year ended December 31, 2012, filed on Form 20-F with the SEC on April 24, 2013, which may be viewed through the EDGAR website of the SEC at www.sec.gov or via a link from our website at www.bcommunications.co.il.  The contents of our website do not form part of the proxy solicitation material.

Independent Directors

In general, NASDAQ Stock Market Rules require that a NASDAQ-listed company have a majority of independent directors on its board of directors and its audit committee must consist solely of independent directors, as defined under NASDAQ Stock Market Rules. Because Internet Gold owns more than 50% of our ordinary shares, we are considered a “controlled company” within the meaning of NASDAQ Stock Market Rules. Accordingly, we are exempt from certain requirements under NASDAQ Stock Market Rules, such as the requirement to have a majority of independent directors on our board of directors. If the “controlled company” exemption ceases to be available to us under the NASDAQ Stock Market Rules, we may instead elect to follow Israeli law and would not be required to elect any additional independent directors.

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an outside director; or (ii) a director who complies with the following requirements: (y) he or she is eligible for nomination as an outside director and the audit committee has approved such eligibility; and (z) he or she has not acted as a director of the company for a period exceeding nine consecutive years.

Our Board of Directors has determined that each of Mr. Moshe Rosenthal and Ms. Debbie Saperia, our outside directors under Israeli law, and Ms. Anat Winner qualifies as an independent director under the requirements of the SEC, NASDAQ and Israeli law.

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee.  The audit committee must consist of at least three directors, must include all of the outside directors and must have a majority of independent directors.  The audit committee may not include the chairman of the board of directors, any director employed by the company or by the controlling shareholder of the company or by a company controlled by the controlling shareholder or any director who  provides services on a regular basis to the company or the controlling shareholder or a company controlled by a controlling shareholder, or a director that is financially dependent on the controlling shareholder, or a controlling shareholder or any of the controlling shareholder’s relatives.

Our audit committee also serves, in compliance with the Israeli Companies Regulations (Provisions and Conditions regarding the Financial Statements' Authorization Process), 2010 as the committee of our board of directors that is required to examine our financial statements.

In addition, the NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the SEC and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications and independence, the performance of our internal audit function and independent registered public accountants, finding any defects in the business management of our company and proposing to our Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors. The role of our audit committee also includes the determination of whether certain related party transactions are regarded as material or extraordinary, the review of the internal audit program and the operation of the internal auditor, as well as setting procedures for whistleblower protection.

Our audit committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the SEC, NASDAQ and Israeli law for audit committee members. Our current audit committee members are Mr. Rosenthal and Ms. Saperia, our outside directors under Israeli law, and Ms. Winner, who serves as the chairperson of the audit committee. Our board of directors has determined that Ms. Winner qualifies as an audit committee financial expert, as defined by rules of the SEC. The audit committee meets at least once each quarter. Our audit committee charter is available on our website at www.bcommunications.co.il.

  Compensation Committee

Our Board of Directors has established a compensation committee.  Pursuant to a recent amendment to the Israeli Companies Law, or the Compensation Amendment, which became effective on December 12, 2012, a compensation committee must be comprised of no fewer than three members and must include all of the outside directors, whom must also constitute a majority of its members.  All other members of the compensation committee must be directors who receive compensation that is in compliance with regulations promulgated under the Israeli Companies Law.  In addition, the chairperson of the compensation committee must be an outside director. Directors who are not qualified to serve on the audit committee (as described above) may not serve on the compensation committee.

Under the Compensation Amendment, the compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of the compensation policy applicable to the company’s office holders and any extensions thereto; (ii) providing the board of directors with recommendations with respect to any amendments or updates to the compensation policy and periodically reviewing the implementation thereof; (iii) reviewing and approving arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

Pursuant to the Compensation Amendment, our compensation committee is required to adopt a compensation policy by September 11, 2013 and will be required to approve our compensation policies at least once every three years. The compensation policy must be based on those considerations, must include those provisions and needs to reference those matters as are detailed in the Israeli Companies Law. The compensation policy must be approved by our board of directors, after considering the recommendations of our compensation committee. In addition, the compensation policy needs to be approved by the company’s shareholders by a simple majority, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders or shareholders who do not have a personal interest in the matter who were present and voted against the policy, hold two percent or less of the voting power of the company. Under the Compensation Amendment, if the shareholders of the company do not approve the compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and board of directors provide detailed reasons for their decision.  We have not yet adopted a compensation policy that complies with the Compensation Amendment.

Our compensation committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the SEC, NASDAQ and Israeli law for audit committee members. Our current compensation committee members are Mr. Rosenthal and Ms. Saperia, our outside directors under Israeli law, and Ms. Winner. Mr. Rosenthal serves as the chairperson of the compensation committee.

II.  APPROVAL OF A BONUS PAYMENT TO OUR CHIEF EXECUTIVE OFFICER FOR HIS
SERVICES IN 2012
(Item 2 on the Proxy Card)

On December 12, 2012, Amendment No. 20 to the Companies Law, (“Amendment No. 20”) became effective, which revised the approval process of arrangements with “office holders” as to their terms of service or employment.  Under Amendment No. 20, arrangements regarding the compensation of the chief executive officer require the approval of the compensation committee, the board and the shareholders, in that order.  Arrangements that were in effect on or before December 12, 2012 are not subject to these approvals; however, if and when the compensation requires any approval or determination by a company, the company should follow this process of approvals.

Mr. Doron Turgeman has served as our chief executive officer since October 2011. Mr. Turgeman also serves as the chief executive officer of both our principal shareholder, Internet Gold, and Eurocom Communications.  Previously, Mr. Turgeman served as the chief financial officer of both our company and Internet Gold and our vice president of finance and served as a member of our board of directors from January 2008 to February 2010. Mr. Turgeman holds a B.A. degree in Economics and Accounting from the Hebrew University of Jerusalem and is a certified public accountant in Israel.

We have entered into an arrangement with Eurocom Communications and Internet Gold according to which, in consideration for his services to all three companies, each of Eurocom Communications, Internet Gold and us bear one third of Mr. Turgeman services’ costs.  Mr. Turgeman’s compensation arrangement was in effect before December 12, 2012.  Under his compensation arrangement, Mr. Turgeman receives a monthly salary of NIS 34,667 (linked to the Israeli consumer price index) for his services in addition to a reasonable expenses. The average monthly expenses paid to Mr. Turgeman in 2012 were NIS 800, mostly for travel and parking. In addition, Mr. Turgeman is entitled to a company car with market value of up to NIS 300,000 and gas.  During 2012, the market value of the car provided to Mr. Turgeman was NIS 240,000.  Mr. Turgeman is also entitled to phone and Internet costs, and we provided him with a cell phone and a lap top. All of the abovementioned expenses are divided equally among  Internet Gold, Eurocom Communications and us. Under Mr. Turgeman’s compensation arrangement, each of the three companies will pay him a retention bonus, which is payable at certain milestones, of up to NIS 1 million in the event that he stays with such company for a period of five years or a lower amount in the event he leaves prior to that.

In addition, Mr. Turgeman’s compensation arrangement provides that each of the three companies, subject to their judgment and individual considerations, may pay Mr. Turgeman an annual bonus in the amount of up to four times his monthly salary.  As mentioned above, under Amendment No. 20, any approval or determination by a company must be made through the process of approvals by the compensation committee, the board of directors and the shareholders, in that order.  Accordingly, on March 10, 2013, our compensation committee approved the payment of a bonus in the amount of NIS 138,700 to Mr. Turgeman for his services to our company in 2012 (the “Bonus Amount”).  On March 12, 2013, our Board of Directors approved the Bonus Amount.  Therefore, our shareholders are now being asked to approve the payment of the Bonus Amount to Mr. Turgeman.

Our Board of Directors and compensation committee believe that the Bonus Amount reflects Mr. Turgeman’s abilities and contributions to our company during 2012.  Mr. Turgeman has extensive managerial experience and specific experience in the core fields required for our company, including among other things, leading complex financial processes, dealing with our lending institutions and facilitating capital raising.  Mr. Turgeman has had a lead role in the success of our company.  His experience, knowledge and success in performing his duties on behalf of our company can be demonstrated by, among others, the following:

•
He was instrumental in our company achieving better results in 2012 than forecasted by our board of directors. Our board of directors forecast that we would incur a net loss attributable to our shareholders of NIS 33 million. Instead, we reported net profit attributable to our shareholders of NIS 45 million.

•	He successfully led our company’s financing activities while managing our activity in the capital markets, including the issuance of new debentures in 2012.
•
He managed to maintain lower financing expenses than predicted for 2012. Our financing expenses in 2012 were NIS 262 million, compared to NIS 270 million that was predicted for this period by our Board of Directors.  Our effective average interest rate for our debt in 2012 was 6.9%, significantly lower than the cost of public debt in Israel during this period.

•
He helped to strengthen our cash flow by managing our investment policy and deploying a conservative portfolio that helped our company’s financial stability. Our investment portfolio generated an annual return of 9% in 2012 under Mr. Turgeman’s management, significantly higher than the relevant benchmarks.

•	He played a key role in our obtaining attractive ratings from the credit rating agencies, despite the lowering of the credit rate for Bezeq, our core asset.
•	He implemented our administrative enforcement program, pursuant to Amendment 16 to the Israeli Companies Law;
•	He supported the processes of drafting and filing our annual and quarterly financial reports; and
•	He created a stable, efficient and productive management interface with Bezeq, our core asset.

Our management believes that it is important that Mr. Turgeman continues to lead our company and provide us with his experience and skills.

Our Board of Directors and compensation committee believe that the Bonus Amount is proper and reasonable and not extraordinary in the relevant market.  Our board of directors compared the compensation arrangement of Mr. Turgeman with other managers of public companies of similar size and reached the conclusion that Mr. Turgeman’s compensation is not extraordinary. In addition, the ratio between Mr. Turgeman’s compensation and the compensation of other tenured employees in our company is not extraordinary and stands at 1:2.5.  Our management believes this ratio is reasonable given the contribution of Mr. Turgeman to our company, his responsibility for and leadership of the company as our chief executive officer and his contribution to the achievements of our company in recent years. Accordingly, our Board of Directors concluded that the wage gap between Mr. Turgeman and other employees does not affect the working environment in our company.

In addition, our management wants to stimulate the productivity and positive achievements of our employees. In light of his achievements in 2012, the approval of Mr. Turgeman’s Bonus Amount will create a direct link between the performance of his role and his compensation.  We believe that awarding bonus and incentive-based compensation facilitates our company’s success and the retention of our valued executive. Therefore, we believe that the approval of the Bonus Amount will promote our goals and long-term compensation policy.

The company’s long-term compensation policy is based on, among other things, our being a holding company, which requires long-term stability, maintaining ongoing productive relationships with the banking sector and strategically planning the company’s debt structure.  All of these were carried out successfully by Mr. Turgeman, and therefore, our board of directors believes that our company has a strategic interest in retaining his services.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the payment of a bonus in the amount of NIS 138,700 to Mr. Doron Turgeman, for his services as our Chief Executive Officer in 2012, be and hereby is approved, and that the Board of Directors be, and it hereby is, authorized to effect this payment.”

Our Compensation Committee and Board of Directors recommend a vote FOR the approval of the payment of the Bonus Amount to our Chief Executive Officer.

The affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter is required to approve the foregoing resolution, provided that at least one of the following conditions is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the resolution or (ii) the total number of shares voted against the resolution by shareholders referenced under (i) does not exceed 2% of the company’s outstanding voting rights. Votes will not be counted unless the shareholder has specified whether he or she has a personal interest.

III.  RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 3 on the Proxy Card)

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as our independent registered public accountants for the fiscal year ending December 31, 2013, pursuant to the recommendation of our audit  committee and Board of Directors.  Somekh Chaikin has no relationship with us or any of our subsidiaries or affiliates except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related services.

At the Meeting, shareholders will also be asked to authorize our Board of Directors to delegate to our audit  committee the authority to determine the compensation of our independent registered public accountants in accordance with the volume and nature of their services.  With respect to fiscal year 2012, we paid Somekh Chaikin approximately NIS 430,000 (approximately $115,000).  For the convenience of the reader, NIS figures in this paragraph have been presented in U.S. dollars translated at the representative rate of exchange on December 31, 2012 of NIS 3.733 = $1.00, as published by the Bank of Israel.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as the independent registered public accountants of B Communications Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2013, be and hereby is ratified and approved, and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee the authority to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

IV.  REVIEW AND DISCUSSION OF AUDITOR'S REPORT AND CONSOLIDATED FINANCIAL
STATEMENTS

At the Meeting, our auditor’s report and audited consolidated financial statements for the year ended December 31, 2012 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting, as required by Israeli law.  This Item will not involve a vote of the shareholders.

Our annual report on Form 20-F for the year ended December 31, 2012, including the auditor’s report and consolidated financial statements for the year ended December 31, 2012, which was filed with the SEC on April 23, 2013, is available on our website at www.bcommunications.co.il or through the EDGAR website of the SEC at www.sec.gov.  Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request.  None of the auditor’s report, consolidated financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

V.  OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, Shaul Elovitch Chairman of the Board of Directors

Date: May 9, 2013